UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 14, 2021

In the Matter of

GrandSouth Bancorporation
381 Halton Road
Greenville, SC 29607

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 000-31937

GrandSouth Bancorporation has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its Common Stock.

GrandSouth Bancorporation requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Melissa N. Rocha
Office Chief